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                                   Filed by Smith & Nephew Group plc pursuant to
                                       Rule 425 under the Securities Act of 1933
                                               Subject Company: Centerpulse Ltd.
                                                (Commission File No.: 001-14654)

On May 16, 2003, the following document was released to employees of Smith & Nephew and Centerpulse.

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[PICTURE OF MAN AND WOMAN]

Group Integration Update

The e-news update for global employees of Smith & Nephew and Centerpulse

                                                                    Issue 4 2003

Smith & Nephew shareholders to vote on approval of merger

Extraordinary General Meeting serves as critical milestone

Most people who hold shares in a company are familiar with an Annual General Meeting of shareholders (AGM), which is held once a year to vote on issues such as the election of board members and approving annual accounts and other necessary commercial issues. Sometimes the need arises to hold what is called an Extraordinary General Meeting, or EGM.

    Smith & Nephew reaches a critical milestone in the process of completing its combination with Centerpulse AG on Monday 19 May, as Smith & Nephew shareholders are asked to vote on a number of resolutions, including the offers for both Centerpulse AG and InCentive Capital AG, Centerpulse's largest shareholder.

    Also on the agenda for consideration is the proposed Scheme of Arrangement, whereby Smith & Nephew Group plc would become the new holding company for the enlarged group.

    These approvals are a critical step for Smith & Nephew shareholders as we move toward putting together these businesses.

    A shareholder circular has been sent to all Smith & Nephew shareholders, which informs them of the resolutions that will be voted on at the EGM. Only a handful of shareholders actually attend this meeting, and the majority vote by proxy (or electronically) in advance. There are eight resolutions in all, some of these are special resolutions and others are ordinary resolutions. The following is a list of the resolutions.

Special resolutions:

1) Approval of the creation of a "B" share (a necessary step to complete the Scheme of Arrangement);

2) Approval of the implementation of the Scheme of Arrangement and adoption of new Articles of Association;

3) Approval of the cancellation and repayment of Smith & Nephew Preference
   Shares.

Ordinary resolutions:

4) Approval of the acquisition of Centerpulse and InCentive;

5) 6) & 7) Approval of the following plans in the name of Smith & Nephew Group:
           . current employee share plans;
           . current executive share option plans;
           . current long-term incentive plan;

8) Approval of the establishment of employee share incentive plans in additional countries.

If, as expected, all these resolutions are approved, the combined group will be one step closer to reality as part of an exciting combined organisation within the medical devices marketplace. You should expect to receive a copy of a brief announcement planned for release on Monday regarding the outcome of the Smith & Nephew EGM.

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Anticipated timeline reminder

21 May - Next Group Integration Committee meeting in Zurich

24 June - Offer period closes for Centerpulse shareholders to tender, or submit, their shares

25 June - Dealings in Smith & Nephew Group shares anticipated to begin

17 July - Final results of the offers announced

25 July - Official settlement date

28 July - First day of 'trading' as a combined company and the launch of what is expected to be the third largest Orthopaedic company in the world
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Group Integration Office Communications Representatives:

If you have a question or comment about material in this publication, please email your company representative:

Smith & Nephew
Kathryn Austin at kathryn.austin@smith-nephew.com

Centerpulse
Chris Larson at chris.larson@centerpulse.com

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[LOGO OF SMITH & NEPHEW]                                   [LOGO OF CENTERPULSE]